082-04421





EASTMAIN

NEWS RELEASE

**MEGATEM PROJECT
DRILLING UNDERWAY**

Trading Symbol: ER – The Toronto Stock Exchange

December 10, 2008

Eastmain Resources Inc. ("Eastmain") announces that drilling to test a priority airborne geophysical target is underway at its MEGATEM JV, a joint venture with **Xstrata Copper Canada ("Xstrata")**, located in the Normetal-Detour areas of the Abitibi Greenstone Belt in Ontario and Québec.

The St. Laurent target consists of a prominent circular electromagnetic anomaly coinciding with a strong magnetic response (See attached plan maps). The initial MegaTEM survey also detected conductors 400 metres north-east of the main anomaly. Follow-up HeliGeoTEM II surveys completed in 2007 confirm both the strength and position of these anomalies.

Previous drilling completed in the area by ASARCO reported intersections of 0.33% Cu and 0.37% Ni over 19.2 metres in drill hole PA-5, and 0.16% Cu and 0.23% Ni over 26.5 metres in drill hole PA-7. This target also has platinum group element (PGE) potential however, no historical assays for PGE's have been located.

A minimum of 600 metres of drilling is planned to evaluate this target. Core samples will be submitted to ALS Chemex Ltd. for assay.

The Abitibi Greenstone Belt is world-renown for its gold, copper, zinc and nickel deposits. In 2004 Eastmain and Xstrata completed approximately 14,500 square kilometres of MegaTEM surveys over relatively unexplored parts of the Abitibi Greenstone Belt, west of the Québec border and north of Lake Abitibi. These deep-penetrating MegaTEM airborne surveys detected more than 225 isolated electromagnetic anomalies in the project area, a district previously limited in exploration due to thick overburden cover. To date, 51 of these anomalies have been traced with additional ground or airborne (HeliGeoTEM II) geophysical survey methods and of these, 35 targets have been drill-tested.

This news release was prepared by Dr. Donald Robinson, P. Geo., the qualified person supervising the project in accordance with NI 43-101.

About Eastmain Resources Inc. (TSX:ER)

Eastmain is a Canadian gold exploration company with 100% interest in the Eau Claire and Eastmain gold deposits. The Corporation has in excess of $20 Million in working capital and holds an interest in 12 projects within the James Bay District, including the Éléonore South property, where a gold discovery has been found in a similar geologic setting to Goldcorp's Roberto deposit. Eastmain has an annual budget of $4 million for gold exploration in Québec.

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For further information please contact Eastmain Resources Inc.: Donald J. Robinson, Ph.D., P.Geo., President or Catherine Butella, Exploration Manager at (519) 940-4870, fax (519) 940-4871, by e-mail: info@eastmain.com or visit our website at www.eastmain.com.

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